Exhibit 23.1

Consent of Somekh Chaikin, Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Radcom Ltd.
Tel Aviv
Israel

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Radcom Ltd. to be filed in April 2005, pertaining to the Radcom Ltd. 2003 Share Option Plan and the Radcom Ltd. International Employee Stock Option Plan, of our report dated March 30, 2005, with respect to the consolidated balance sheets of Radcom Ltd. as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 20-F of Radcom Ltd.

/s/Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

April 11, 2005